Schedule a

(as of May 11, 2021)

Fund

SERIES	ANNUAL RATE OF AVERAGE DAILY NET ASSETS	EFFECTIVE DATE
First Trust Short Duration Managed Municipal ETF	0.55%	November 1, 2018
First Trust Ultra Short Duration Municipal ETF	0.45%	November 1, 2018
First Trust Merger Arbitrage ETF	1.25%	February 3, 2020
First Trust Horizon Managed Volatility Small/Mid ETF	0.80%	March 16, 2020
First Trust New York Municipal High Income ETF	0.65%	May 11, 2021